Winton Financial Corporation

THE WINTON SAVINGS & LOAN CO.

2003 Annual Report

Winton Financial Corporation, an Ohio corporation ("Winton Financial" or the "Corporation"), is a unitary savings and loan holding company which owns all of the outstanding common shares of The Winton Savings & Loan Co., an Ohio savings and loan association ("Winton Savings" or the "Company").

The activities of Winton Financial have been limited primarily to holding the stock of Winton Savings. Organized in 1887 under the laws of the state of Ohio as a mutual savings and loan association, Winton Savings completed its conversion to stock form in fiscal 1988 and completed merger transactions with BenchMark Federal Savings Bank ("BenchMark") and Blue Chip Savings Bank ("Blue Chip") in June 1999 and January 1996, respectively. Each transaction was accounted for as a pooling of interests. Winton Savings conducts business from its principal office in the Monfort Heights area of Cincinnati, Ohio, and its six full service branch locations in Hamilton County, Ohio, and one loan production office in eastern Cincinnati, Ohio, and one loan production office in southeastern Indiana. Winton Savings also offers a full range of banking services through the Internet at www.wintonsavings.com.

Winton Savings is principally engaged in the business of making first mortgage loans to finance the purchase, construction or improvement of residential or other real property. Such business is conducted through an aggressive marketing and selling effort of its lending products and services to the communities in its market area and through the continued development of innovative lending programs that give Winton Savings a competitive advantage.

Winton Savings also invests in U.S. government guaranteed mortgage-backed securities, investment securities issued by the U.S. government and agencies thereof and municipal bonds. Funds for lending and investment are obtained primarily from savings deposits, loan principal and interest repayments, mortgage sales and borrowings from the Federal Home Loan Bank (the "FHLB") of Cincinnati, of which Winton Savings is a member.

Winton Financial is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the "OTS"). Winton Savings is subject to regulation, supervision and examination by the OTS, the Federal Deposit Insurance Corporation (the "FDIC") and the Ohio Division of Financial Institutions. Deposits in Winton Savings are insured up to applicable limits by the FDIC.

BUSINESS OF WINTON FINANCIAL


IN
OH
4
3
1
2
7
6
5
9
Cincinnati
8
KY

○ **Full Service Branches** ● **Lending Offices**

Locations

① Monfort Heights
② Carthage
③ Finneytown
④ Harrison
⑤ Montgomery
⑥ St. Bernard
⑦ Western Hills
❽ Anderson
❾ Lawrenceburg, IN

Selected Performance Data

(Dollars in thousands except per share data)

	At or for the twelve months ended September 30,	**2003**	2002	2001
Earnings Ratios	Net Earnings	**$5,706**	$5,023	$3,855
	Return on Average Equity	**13.38%**	13.05%	10.87%
	Return on Average Assets	**1.10%**	1.03%	0.82%
	Net Interest Margin	**3.01%**	3.03%	2.63%
Earnings Per Share	Basic Earnings Per Share	**$ 1.27**	$ 1.13	$ 0.87
	Diluted Earnings Per Share	**$ 1.23**	$ 1.10	$ 0.85
	Total Shares Outstanding	**4,552,584**	4,464,554	4,438,014
Expense Ratios	General, Administrative, and Other Expenses to Average Assets	**2.04%**	1.88%	1.77%
	Efficiency Ratio	**53.72%**	51.05%	57.65%
Capital Ratios and Stock Info	Tangible Book Value Per Share	**$ 9.69**	$ 8.93	$ 8.22
	Dividends Per Share	**$ 0.41**	$ 0.37	$ 0.33
	Dividend Yield	**3.13%**	3.79%	3.67%


10.00
8.00
6.00
4.00
2.00
0
'01
'02
'03
TANGIBLE BOOK VALUE
2003: $9.69
2002: $8.93
2001: $8.22


0.50
0.40
0.30
0.20
0.10
0
'01
'02
'03
DIVIDENDS PER SHARE
2003: $0.41
2002: $0.37
2001: $0.33


15
12
9
6
3
0
'01
'02
'03
RETURN ON EQUITY
2003: 13.38%
2002: 13.05%
2001: 10.87%


60
50
40
30
20
10
0
'01
'02
'03
EFFICIENCY RATIO
2003: 53.72%
2002: 51.05%
2001: 57.65%

Providing Results

WFC



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WINTON
100 Years



WINTON FINANCIAL CORPORATION

Our operating results for the past fiscal year have once again surpassed any prior year in the Company's 116-year history. A steady decline in interest rates throughout the year fueled a refinancing flurry as well as a strong market in both new construction and sales of existing homes, the extent of which has never been seen in this industry. As reported to you in the past, the Company had concentrated in fine-tuning its mortgage operations through the use of technology and the expansion of our outside sales force. As a result, we were well positioned to capitalize on the heavy demand for mortgages that occurred last year.


1.50
1.20
0.90
0.60
0.30
0
'01
'02
'03
DILUTED EARNINGS PER SHARE
2003: $1.23
2002: $1.10
2001: $0.85


600
500
400
300
200
100
0
'01
'02
'03
TOTAL LOAN ORIGINATIONS
(dollars in millions)
2003: $511.4
2002: $315.3
2001: $237.1

Loan originations for the year totaled $511.4 million, an increase of 62% over the prior year's record level. As expected, our sales of loans to the secondary market increased proportionately, resulting in a pre-tax profit of $3.3 million. Keeping in mind the danger of balance sheet expansion in a low-interest rate environment, the Company restrained its growth to a moderate 7.6%, raising assets to its current level of $544 million. All of this was accomplished with very little addition to our operating personnel. The extraordinary effort put forth by our staff in processing this unprecedented volume was directly responsible for the Company recording record earnings of $5.7 million or $1.23 per diluted share compared to the previous year's earnings of $5.0 million or $1.10 per diluted share.

The degree of Winton Financial's operational efficiency during fiscal 2003 was best exemplified by our ability to achieve a 13.38% return on average equity and a 1.10% return on average assets. Most importantly, however, our accomplishments were rewarded through the market as our stock posted a 34% gain, closing at $13.10 on September 30, 2003, up from the previous year's closing price of $9.75. This, coupled with an annualized dividend of $.41 which represents a 3.13% yield on investment at September 30, 2003, produced a very attractive return for shareholders last year.

Several expansionary efforts were completed and new efforts begun during fiscal 2003 to position the Company for future growth. In September 2003, the Company opened a new facility in the Western Hills area of Cincinnati. This location provides a full-service branch operation as well as an expanded lending center. We are very pleased to report that, in the short period of time that the branch has been opened, both savings deposits and loan demand are exceeding our expectations.

In an effort to expand our geographic borders, the Company opened a loan origination office on the east side of town. Management feels that a physical location in this area would serve to enhance our existing market and further capture a greater share of the Southeast Hamilton County market. The Company is also in the process of relocating an existing branch in Montgomery to a more strategic and visible location. The new location is scheduled to open on December 29, 2003.



Overall, management and the Board are very pleased with the accomplishments achieved by Winton Financial in 2003. We are, however, very cognizant of the fact that the record volume of loan originations during the last two fiscal years will be difficult to sustain. The recent rise in interest rates has slowed refinancing activity. Unless interest rates decline and refinancing once again picks up, our mortgage banking revenue can be expected to decline considerably. In an effort to offset this revenue decline, management will continue to review expenses and operations in order to trim controllable expenditures and improve efficiencies.

It is with deep regret that I inform you that during the year, our beloved Chairman, William J. Parchman, passed away. Mr. Parchman served as Chairman of the Board of Winton Financial since 1996 and a Director of The Winton Savings & Loan Co. since 1947. Mr. Parchman's dedication and tireless commitment will be missed. With his passing, the Board of Directors elected Henry L. Schulhoff as the Company's Chairman of the Board and Robert E. Hoeweler as Vice-Chairman. Messrs. Schulhoff and Hoeweler have served on the Board a combined 34 years. As shareholders, you can be assured that their commitment to ensuring the long-term strategic success of Winton Financial is paramount.

Once again, we thank you for your continued support and loyalty and we renew our staff's pledge to provide the highest level of service and dedication to which you are accustomed.


6,000
5,000
4,000
3,000
2,000
1,000
0
'01
'02
'03

NET EARNINGS
(dollars in thousands)

2003: $5,706
2002: $5,023
2001: $3,855

ROBERT L. BOLLIN, *President*



Board of Directors

Winton Financial Corporation

Board of Directors

Henry L. Schulhoff
Chairman of the Board
President, Schulhoff and Company, Inc., an investment counseling firm

Robert L. Bollin
President of Winton Financial Corporation and The Winton Savings & Loan Co.

Robert E. Hoeweler
Vice Chairman of the Board
President, Hoeweler Group, Inc., a group of family-owned companies

Thomas H. Humes
President, Great Traditions Land & Development Co., a real estate and land development company

Timothy M. Mooney
Retired Executive Vice President and Chief Financial Officer, Kendle International Inc., a clinical research organization

J. Clay Stinnett
President, J.R. Concepts, Inc., a direct mail advertising company

The Winton Savings & Loan Co.

Board of Directors

Henry L. Schulhoff
Chairman of the Board

Robert L. Bollin
President

Robert E. Hoeweler
Vice Chairman of the Board

Thomas H. Humes

Timothy M. Mooney

J. Clay Stinnett

Seated from L to R: Henry L. Schulhoff, Timothy M. Mooney, J. Clay Stinnett
Standing from L to R: Thomas H. Humes, Robert L. Bollin, Robert E. Hoeweler

TABLE OF CONTENTS

Winton Financial Corporation

MARKET PRICE OF WINTON FINANCIAL'S COMMON SHARES AND RELATED SHAREHOLDER MATTERS

Winton Financial's common shares are listed on the American Stock Exchange, Inc. ("Amex"), under the symbol "WFI." As of December 5, 2003, Winton Financial had 4,482,254 common shares outstanding and held of record by approximately 405 shareholders. The number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others.

Presented below are the high and low sales prices for Winton Financial's common shares, as well as the amount of cash dividends paid on the common shares for each quarter of fiscal 2003 and 2002. Such sales prices do not include retail financial markups, markdowns, or commissions. Information relating to sales prices has been obtained from Amex.

Fiscal Year Ending September 30,	High	Low	Cash Dividends
2003			
Quarter ending September 30, 2003	$13.80	$12.55	$.1025
Quarter ending June 30, 2003	12.74	10.49	.1025
Quarter ending March 31, 2003	11.75	10.15	.1025
Quarter ending December 31, 2002	11.25	9.20	.1025
2002			
Quarter ending September 30, 2002	$10.50	$9.20	$.0925
Quarter ending June 30, 2002	10.75	9.80	.0925
Quarter ending March 31, 2002	10.50	8.95	.0925
Quarter ending December 31, 2001	9.40	8.75	.0925

The earnings of Winton Financial consist primarily of dividends from Winton Savings. In addition to certain federal income tax considerations, regulations issued by the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. Under the regulations, a subsidiary of a savings and loan holding company must file an application with the OTS before it can declare and pay a dividend if (1) the proposed distributions would cause total distributions for that calendar year to exceed net income for that year to date plus the savings association's retained net income for the preceding two years; (2) the savings association will not be at least adequately capitalized following the capital distribution; (3) the proposed distribution would violate a prohibition contained in any applicable statute, regulation, or agreement between the savings association and the OTS (or the FDIC), or a condition imposed on the savings association in an OTS-approved application or notice; or, (4) if the savings association has not received certain favorable examination ratings from the OTS. If a savings association subsidiary of a holding company is not required to file an application, it must file a notice with the OTS.

Winton Financial Corporation

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth certain information concerning Winton Financial's consolidated financial position and results of operations at the dates and for the periods indicated. This selected financial data should be read in conjunction with the consolidated financial statements appearing elsewhere in this report.

Statement of Financial Condition Data:	**2003**	**2002**	**At September 30, 2001** (In thousands)	**2000**	**1999**
Total amount of:					
Assets	$543,902	$505,701	$473,776	$465,214	$466,278
Cash and cash equivalents	9,496	11,965	5,609	2,023	2,081
Investment securities	21,466	13,095	14,263	20,030	22,385
Mortgage-backed securities (1)	6,372	5,958	7,298	12,612	13,943
Loans receivable, net (2)	487,480	456,977	431,324	415,447	413,550
Deposits	354,296	332,995	316,960	309,889	312,072
FHLB advances and other borrowings	138,612	126,427	114,668	115,720	116,532
Shareholders' equity - net	44,222	40,016	36,690	34,006	32,140

Statement of Earnings Data:	**2003**	**For the year ended September 30, 2002**	**2001** (In thousands, except share data)	**2000**	**1999**
Total interest income	$31,644	$33,945	$35,605	$35,942	$32,896
Total interest expense	(16,396)	(19,433)	(23,536)	(23,470)	(20,313)
Net interest income	15,248	14,512	12,069	12,472	12,583
Provision for losses on loans	(605)	(1,260)	(300)	(125)	(160)
Net interest income after provision for losses on loans	14,643	13,252	11,769	12,347	12,423
Other income	4,415	3,479	2,316	1,393	2,234
General, administrative and other expense	(10,563)	(9,185)	(8,293)	(8,654)	(10,077)
Earnings before income taxes	8,495	7,546	5,792	5,086	4,580
Federal income taxes	(2,789)	(2,523)	(1,937)	(1,701)	(1,640)
Net earnings	**$ 5,706**	**$ 5,023**	**$ 3,855**	**$ 3,385**	**$ 2,940**
Earnings per share					
Basic	**$1.27**	**$1.13**	**$0.87**	**$0.77**	**$0.67**
Diluted	**$1.23**	**$1.10**	**$0.85**	**$0.74**	**$0.64**
Dividends per share	**$0.41**	**$0.37**	**$0.33**	**$0.32**	**$0.30**

(1) Includes securities designated as available for sale. See Note A-2 of the Consolidated Financial Statements for additional information regarding Statement of Financial Accounting Standards ("SFAS") No. 115.

(2) Includes loans held for sale.

Winton Financial Corporation

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA (CONTINUED)

	At or for the year ended September 30,				
Other Data:	**2003**	**2002**	**2001**	**2000**	**1999**
Interest rate spread	2.74%	2.71%	2.26%	2.35%	2.63%
Net interest margin	3.01	3.03	2.63	2.70	2.95
Return on average equity	13.38	13.05	10.87	10.19	9.32[1]
Return on average assets	1.10	1.03	.82	.72	.67[1]
Shareholders' equity to assets	8.13	7.91	7.74	7.31	6.89
Average interest-earning assets to average interest-bearing liabilities	108.04	107.99	107.34	106.80	106.53
Net interest income to general, administrative and other expense	144.35	158.00	145.53	144.12	124.87[1]
General, administrative and other expense to average total assets	2.04	1.88	1.77	1.83	2.30[1]
Nonperforming assets to total assets	.85	1.16	.68	.42	.16
Allowance for loan losses to nonperforming loans	60.26	54.44	43.51	81.50	378.86
Dividend payout ratio	32.28	32.74	37.93	41.56	43.82
Number of:					
Loans outstanding	6,842	7,177	6,743	7,021	7,065
Deposit accounts	25,830	26,114	26,125	26,022	26,058
Full service offices	7	6	7	7	7

(1) Before consideration of merger-related charges during fiscal 1999, the ratios set forth below would have been as follows:

Return on average equity	13.00%
Return on average assets	.94
Net interest income to general, administrative and other expense	147.98
General, administrative and other expense to average total assets	1.94

Winton Financial Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Winton Financial's activities primarily have been limited to owning the outstanding common shares of Winton Savings. Therefore, the discussion that follows focuses on the comparison of Winton Savings' operations in fiscal 2003, 2002 and 2001.

Forward-Looking Statements

In the following pages, management presents an analysis of the financial condition of Winton Financial as of September 30, 2003, and the results of operations for fiscal 2003 compared to prior years. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, Winton Financial's operations and Winton Financial's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and interest rates in the nation and in Winton Financial's general market area.

Without limiting the foregoing, some of the statements in the following referenced sections of this discussion and analysis are forward-looking and are, therefore, subject to such risks and uncertainties:

1. Management's analysis of the interest rate risk of Winton Savings as set forth under "Asset/Liability Management;"

2. Management's discussion of the liquidity of Winton Savings' assets and the regulatory capital of Winton Savings as set forth under "Liquidity and Capital Resources;" and

3. Management's determination of the amount and adequacy of the allowance for loan losses as set forth under "Discussion of Changes in Financial Condition from September 30, 2002 to September 30, 2003," and "Comparison of Results of Operations for the Fiscal Years Ended September 30, 2003 and 2002."

Critical Accounting Policies

Allowance for Loan Losses: It is the Company's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, trends in the level of delinquent and specific problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions in the Company's primary market areas. When the collection of a loan becomes doubtful or otherwise troubled, the Company records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for the loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

Critical Accounting Policies (continued)

The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This Statement requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loans observable market price or fair value of the collateral.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Company's investment in commercial and other loans, and its evaluation of impairment thereof, such loans are collateral dependent and as a result are carried as a practical matter at the lower of cost or fair value.

It is the Company's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

Mortgage Servicing Rights: Mortgage servicing rights are accounted for pursuant to the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which requires that the company recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

SFAS No. 140 requires that capitalized mortgage servicing rights be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Company, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discount earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources, including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value of the pool (i.e., the net realizable present value to an acquiror of the acquired servicing).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Discussion of Changes in Financial Condition from September 30, 2002 to September 30, 2003

The Corporation had total assets of $543.9 million at September 30, 2003, an increase of $38.2 million, or 7.6%, over the September 30, 2002 total. The increase in assets was comprised of a $30.5 million, or 6.7%, increase in loans receivable, including loans held for sale, an $8.4 million increase in investment securities, an increase in mortgage-backed securities of $414,000 and an increase in office premises and equipment of $2.6 million, which were partially offset by a $2.5 million decrease in cash and interest bearing deposits. The growth in assets was funded primarily by an increase in deposits of $21.3 million, a $12.2 million increase in advances from the Federal Home Loan Bank ("FHLB"), undistributed earnings of $3.9 million and proceeds from the exercise of stock options of $964,000.

Investment securities totaled $21.5 million at September 30, 2003, an increase of $8.4 million, or 63.9%, over September 30, 2002 levels. The increase in investment securities resulted from purchases of $23.4 million, which were partially offset by sales, maturities and calls totaling $14.9 million. Purchases during the period were comprised of $13.0 million of municipal securities with maturities ranging from five to ten years and $10.4 million of U.S. Treasury and government agency securities with maturities less than three years.

Mortgage-backed securities totaled $6.4 million at September 30, 2003, an increase of $414,000, or 6.9%, over September 30, 2002, due to purchases of $2.0 million, which were partially offset by principal repayments of $1.6 million.

Loans receivable totaled $487.5 million at September 30, 2003, an increase of $30.5 million, or 6.7%, compared to the September 30, 2002 total. The increase was due primarily to $511.4 million in loans originated, which was partially offset by loans sold of $250.3 million and principal repayments of $227.2 million. Winton Savings experienced increased loan origination volume compared to the previous year primarily as a result of loan refinance activity attendant to the decrease in interest rates in the economy. The volume of loans sold during fiscal 2003 amounted to $250.3 million, an increase of $126.6 million, or 102.4%, over fiscal 2002. Winton Savings continued its strategy of selling lower yielding fixed-rate loans in the low interest rate environment.

The Company's allowance for loan losses totaled $2.3 million at September 30, 2003, an increase of $415,000, or 22.4%, over the total at September 30, 2002. At September 30, 2003, the allowance represented approximately .45% of the total loan portfolio and 60.3% of total nonperforming loans. Nonperforming loans totaled $3.8 million and $3.4 million at September 30, 2003 and 2002, respectively. At September 30, 2003, nonperforming loans were comprised primarily of $1.2 million of loans secured by one- to four-family residential real estate and $2.5 million of loans secured by nonresidential real estate. Nonperforming nonresidential real estate loans includes a $2.2 million loan collateralized by an office building and lot with an approximate loan-to-value ratio of less than 75%. At September 30, 2003, the ratio of total nonperforming loans to total loans amounted to .75%, compared to .76% at September 30, 2002. Management believes all nonperforming loans are adequately collateralized and that there are no unreserved losses on such nonperforming loans at September 30, 2003. Although management believes that its allowance for loan losses at September 30, 2003 is adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect Winton Financial's results of operations.

Office premises and equipment totaled $6.1 million at September 30, 2003, an increase of $2.6 million, or 71.7%, over September 30, 2002. During fiscal 2002, the Company implemented several new initiatives. Specifically, management elected to relocate and expand its loan operations center, which opened in January 2003, and began construction of a new full service branch in the southwestern Cincinnati market, which opened in September 2003. The Company is also in the process of relocating an existing full service branch to a more strategic location. The remodeling of the new branch site is expected to be completed in the first quarter of fiscal 2004.

Discussion of Changes in Financial Condition from September 30, 2002 to September 30, 2003 (continued)

Deposits totaled $354.3 million at September 30, 2003, an increase of $21.3 million, or 6.4%, over September 30, 2002 levels. Deposits increased during fiscal 2003 due primarily to management's continuing efforts to grow the portfolio through marketing and pricing strategies. The Company's new branch location in the southwestern Cincinnati market contributed over $5.4 million to the increase. Advances from the FHLB and other borrowings totaled $138.6 million at September 30, 2003, an increase of $12.2 million, or 9.6%, over September 30, 2002 levels. During the year ended September 30, 2003, the Company borrowed $64.0 million from the FHLB and repaid $51.8 million.

Shareholders' equity totaled $44.2 million at September 30, 2003, an increase of $4.2 million, or 10.5%, over September 30, 2002. The increase resulted from net earnings of $5.7 million and proceeds from the exercise of stock options of $964,000, which were partially offset by dividends to shareholders totaling $1.9 million, purchases of treasury shares of $524,000 and a decrease in unrealized gains on available for sale securities of $87,000.

Winton Savings is required to meet minimum capital standards promulgated by the Office of Thrift Supervision (the "OTS"). At September 30, 2003, the Company's regulatory capital exceeded such minimum capital requirements.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2003 and 2002

General

The Corporation recorded net earnings totaling $5.7 million for the fiscal year ended September 30, 2003, an increase of $683,000 or 13.6%, compared to net earnings of $5.0 million in net earnings for fiscal 2002. The increase in net earnings was comprised of a $736,000 increase in net interest income, a $655,000 decrease in the provision for losses on loans and a $936,000 increase in other income, which were partially offset by a $1.4 million increase in general, administrative and other expense and a $266,000 increase in the provision for federal income taxes.

Net Interest Income

Total interest income amounted to $31.6 million for fiscal 2003, a decrease of $2.3 million, or 6.8%, from fiscal 2002. The decrease resulted primarily from an 85 basis point decrease in the weighted-average yield to 6.24% in fiscal 2003, which was partially offset by a $28.0 million, or 5.9%, increase in average interest-earning assets year to year.

Interest income on loans and mortgage-backed securities totaled $30.7 million for the year ended September 30, 2003, a decrease of $2.2 million, or 6.6%, compared to fiscal 2002. The decrease resulted primarily from a decrease in the weighted-average yield of 72 basis points, to 6.60% for the fiscal year ended September 30, 2003, which was partially offset by a $16.5 million, or 3.7%, increase in the average balance outstanding.

Interest income on investment securities and interest-bearing deposits decreased by $139,000, or 13.2%, for the fiscal year ended September 30, 2003, compared to fiscal 2002, due primarily to a decrease of 136 basis points in the weighted-average yield, to 2.23% for fiscal 2003, which was partially offset by an $11.6 million, or 39.6%, increase in the average balance outstanding year to year.

Interest expense on deposits decreased by $2.8 million, or 23.0%, for the fiscal year ended September 30, 2003, compared to fiscal 2002. The decrease was primarily attributable to a 110 basis point decrease in the weighted-average cost of deposits, which was partially offset by a $23.3 million, or 7.3%, increase in the average balance of deposits outstanding year to year. The weighted-average cost of deposits amounted to 2.79% and 3.89% for the fiscal years ended September 30, 2003 and 2002, respectively.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2003 and 2002 (continued)

Net Interest Income

Interest expense on borrowings decreased by $198,000, or 2.8%, during the fiscal year ended September 30, 2003, compared to fiscal 2002, due to a 26 basis point decrease in the weighted-average cost of borrowings, to 5.36% for fiscal 2003, which was partially offset by a $2.5 million increase in the average balance of borrowings outstanding year to year. The decreases in yields on interest-earning assets and costs of interest-bearing liabilities were due primarily to the overall decrease in interest rates in the economy.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $736,000, or 5.1%, to $15.2 million for the fiscal year ended September 30, 2003, compared to fiscal 2002. The interest rate spread increased by 3 basis points, to 2.74% for fiscal 2003, while the net interest margin declined by 2 basis points, to 3.01% for fiscal 2003, compared to 3.03% for fiscal 2002.

Provision for Losses on Loans

Winton Savings charges a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, and general economic conditions, particularly as such conditions relate to the Company's loan portfolio and market area. As a result of such analysis, management recorded a $605,000 provision for losses on loans during the fiscal year ended September 30, 2003, compared to a provision of $1.3 million recorded in fiscal 2002. The provision is based on an internal matrix which evaluates reserves based upon delinquency levels, risk classification of credits and inherent factors within the portfolio. There can be no assurance that the allowance for loan losses of the Company will be adequate to cover losses on nonperforming assets in the future.

The following table sets forth information regarding the Company's delinquent loans, nonperforming assets and the allowance for loan losses.

	September 30, 2003	**September 30, 2002**
	(Dollars in thousands)	
Loans delinquent		
30 to 89 days	$4,999	$4,730
90 or more days	3,759	3,398
Total delinquent loans	**$8,758**	**$8,128**
Loans accounted for on non-accrual basis	$3,195	$ 885
Loans greater than 90 days delinquent and still accruing	564	2,513
Total nonperforming loans	3,759	3,398
Real estate acquired through foreclosure	846	2,462
Total nonperforming assets	**$4,605**	**$5,860**
Allowance for loan losses	**$2,265**	**$1,850**
Allowance for loan losses to total loans	0.45%	0.42%
Allowance for loan losses to nonperforming loans	60.26%	54.44%
Allowance for loan losses to nonperforming assets	49.19%	31.57%
Nonperforming loans to total loans	0.75%	0.76%

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2003 and 2002 (continued)

Provision for Losses on Loans (continued)

While management believes that, based on information currently available, the allowance for loan losses is sufficient to cover losses inherent in the Company's loan portfolio at this time, no assurance can be given that the level of the allowance will be sufficient to cover future loan losses or that future adjustments to the allowance will not be necessary if economic and/or other conditions differ substantially from the economic and other conditions considered by management in evaluating the adequacy of the current level of the allowance.

Other Income

Other income totaled $4.4 million for the fiscal year ended September 30, 2003, an increase of $936,000, or 26.9%, compared to fiscal 2002, due primarily to a $972,000, or 42.1%, increase in mortgage banking income, a $282,000 gain on sale of office premises and a $112,000, or 16.8%, increase in other operating income, which were partially offset by a $13,000 increase in loss on sale of real estate acquired through foreclosure, a $167,000 reduction in gains on sale of investment securities and the absence of a $250,000 gain on sale of deposits recorded in fiscal 2002. The increase in mortgage banking income was due primarily to the increase in sales volume of $126.6 million, or 102.4%, over the year ended September 30, 2002. The Company sold its former Central Parkway branch and a tract of land next to its Harrison Branch, realizing gains of $243,000 and $39,000, respectively. The deposits related to the Central Parkway branch were sold in the fiscal year ended September 30, 2002, with the Company recognizing a $250,000 gain. The increase in other income was primarily attributable to prepayment fees on nonresidential real estate loans, loan payoff statement fees and growth in deposit service charges due to overall fee increases and fees on "Generations Gold," a new checking product introduced in fiscal 2002.

General, Administrative and Other Expense

General, administrative and other expense totaled $10.6 million for the fiscal year ended September 30, 2003, an increase of $1.4 million, or 15.0%, compared to fiscal 2002. The increase was due primarily to an increase in employee compensation and benefits of $631,000, or 12.1%, an increase in other operating expenses of $389,000, or 22.4%, and an increase in occupancy and equipment expense of $266,000, or 24.6%. Employee compensation and benefits increased primarily due to normal merit increases, an overall increase in staffing levels related primarily to the branch addition and increased loan production during the year, and expenses related to increased awards under the incentive bonus and 401(k) plan contributions year to year. The increase in other operating expense was due primarily to increased costs related to foreclosure activity, an increase in professional fees related to the implementation of Sarbanes-Oxley Act of 2002 and pro-rata increases in other operating expenses related to the Corporation's growth year to year. The increase in occupancy and equipment expense was due to lease costs associated with the opening of the new mortgage operations facility and non-capitalizable costs associated with a restructuring and remodeling of the corporate administrative offices and opening of the new branch.

Federal Income Taxes

The provision for federal income taxes amounted to $2.8 million for the fiscal year ended September 30, 2003, an increase of $266,000, or 10.5%, compared to fiscal 2002. The increase was due primarily to an increase in earnings before taxes of $949,000, or 12.6%, partially offset by an increase in nontaxable interest income in fiscal 2003. The effective tax rates were 32.8% and 33.4% for the fiscal years ended September 30, 2003 and 2002, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2002 and 2001

General

Net earnings for the fiscal year ended September 30, 2002, totaled $5.0 million, a $1.2 million, or 30.3%, increase over the $3.9 million in net earnings reported for fiscal 2001. The increase in earnings was comprised of a $2.4 million increase in net interest income and a $1.2 million increase in other income, which were partially offset by a $960,000 increase in the provision for losses on loans, an $892,000 increase in general, administrative and other expense and a $586,000 increase in the provision for federal income taxes.

Net Interest Income

Total interest income amounted to $33.9 million for fiscal 2002, a decrease of $1.7 million, or 4.7%, from fiscal 2001. The decrease resulted primarily from a 67 basis point decrease in the weighted-average yield, to 7.09% in fiscal 2002, which was partially offset by a $19.8 million, or 4.3%, increase in average interest earning assets year to year. Interest income on loans and mortgage-backed securities totaled $32.9 million in fiscal 2002, a decrease of $1.2 million, or 3.4%, from fiscal 2001. This decrease resulted primarily from a decrease in yield from 7.91% in fiscal 2001 to 7.32% in fiscal 2002, which was partially offset by an increase in the average balance outstanding of $18.6 million, or 4.3%. Interest income on investment securities and interest-bearing deposits totaled $1.1 million, a $486,000, or 31.6%, decrease from fiscal 2001, due primarily to a decrease in yield from 5.47% in fiscal 2001 to 3.59% in fiscal 2002, partially offset by an increase in the average balance outstanding of $1.2 million, or 4.1%, year to year.

Interest expense on deposits totaled $12.3 million for fiscal 2002, a decrease of $4.1 million, or 24.8%, from fiscal 2001. The decrease resulted primarily from a decrease in the average cost of deposits from 5.23% in fiscal 2001 to 3.89% in fiscal 2002, which was partially offset by an increase in the average balance outstanding of $3.2 million, or 1.0%. Interest expense on borrowings totaled $7.1 million for fiscal 2002, a decrease of $26,000, or 0.4%, from fiscal 2001, due primarily to a decrease of 65 basis points in the average cost of borrowings to 5.62% in fiscal 2002, which was partially offset by an increase in the average balance outstanding of $12.5 million, or 11.0%, year to year.

The decrease in the yields on interest-earning assets and the costs of interest-bearing liabilities were due primarily to the decline in interest rates in the economy.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $2.4 million, or 20.2%, to $14.5 million for fiscal 2002, compared to $12.1 million for fiscal 2001. The interest rate spread increased by 45 basis points, from 2.26% for fiscal 2001 to 2.71% for fiscal 2002. The net interest margin amounted to 3.03% for fiscal 2002, compared to 2.63% for fiscal 2001.

Provision for Losses on Loans

As a result of an analysis of historical experience, the volume and type of lending conducted by the Company, the status of past due principal and interest payments, and general economic conditions, particularly as such conditions relate to the Company's loan portfolio and market area, management recorded a $1.3 million provision for losses on loans during the fiscal year ended September 30, 2002, compared to a provision of $300,000 recorded in fiscal 2001. Management deemed it prudent to increase the provision due to the increase in nonperforming loans year to year, net charge-offs of loans totaling $604,000 recorded during fiscal 2002, growth in the portfolio of loans secured by nonresidential real estate and the potential impact on the loan portfolio of a general weakening of the economic environment.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2002 and 2001 (continued)

Provision for Losses on Loans (continued)

The following tables set forth information regarding delinquent loans, nonperforming assets and the allowance for loan losses.

	September 30, 2002	2001
	(Dollars in thousands)	
Loans delinquent		
30 to 89 days	$4,730	$11,059
90 or more days	3,398	2,744
Total delinquent loans	**$8,128**	**$13,803**
Loans accounted for on nonaccrual basis	$ 885	$ 2,428
Loans greater than 90 days delinquent and still accruing	2,513	316
Total nonperforming loans	3,398	2,744
Real estate acquired through foreclosure	2,462	486
Total nonperforming assets	**$5,860**	**$ 3,230**
Allowance for loan losses	**$1,850**	**$ 1,194**
Allowance for loan losses to total loans	0.42%	0.27%
Allowance for loan losses to nonperforming loans	54.44%	43.51%
Allowance for loan losses to nonperforming assets	31.57%	36.97%
Nonperforming loans to total loans	0.76%	0.62%

Other Income

Other income totaled $3.5 million for the fiscal year ended September 30, 2002, an increase of $1.2 million, or 50.2%, compared to fiscal 2001, primarily due to an $899,000, or 63.7%, increase in mortgage banking income, coupled with a $250,000 gain on sale of deposits and a $25,000 increase in gain on sale of investment securities. The increase in mortgage banking income can be attributed primarily to an increase in sales volume year to year.

Comparison of Results of Operations for the Fiscal Years Ended September 30, 2002 and 2001 (continued)

General, Administrative and Other Expense

General, administrative and other expense totaled $9.2 million for the fiscal year ended September 30, 2002, an increase of $892,000, or 10.8%, compared to fiscal 2001. The increase was attributable to a $655,000, or 14.4%, increase in employee compensation and benefits, a $184,000, or 11.8%, increase in other operating expense and an $86,000, or 43.0%, increase in advertising expense. These increases were partially offset by a decrease in occupancy and equipment cost of $53,000, or 4.7%. The increase in employee compensation and benefits was due primarily to normal merit increases and an increase in costs related to the incentive bonus plans. Other operating expenses increased due to an increase in legal fees and other costs incurred in connection with delinquent loans and real estate acquired through foreclosure, an increase in costs related to Internet banking services and internal audit outsourcing, as well as pro-rata increases in operating costs due to the Corporation's overall growth in business activity year to year.

Federal Income Taxes

The provision for federal income taxes totaled $2.5 million for fiscal 2002, an increase of $586,000, or 30.3%, compared to fiscal 2001. This increase resulted primarily from the increase in net earnings before taxes of $1.8 million, or 30.3%. Winton Financial's effective tax rates were 33.4% for each of the fiscal years ended September 30, 2002 and 2001.

AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

The following table sets forth certain information relating to Winton Financial's average balance sheet information and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the years indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from month-end balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses. Management does not believe that the use of month-end balances instead of daily balances has caused any material differences in the information presented.

	Year ended September 30,								
	2003			2002			2001		
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans receivable [1]	$459,342	$30,456	6.63%	$443,225	$32,616	7.36%	$420,488	$33,416	7.95%
Mortgage-backed securities	6,614	277	4.19	6,252	279	4.46	10,384	653	6.29
Investment securities	16,361	462	2.82	14,418	616	4.27	17,913	960	5.36
Interest-bearing deposits and other	24,430	449	1.84	14,808	434	2.93	10,157	576	5.67
Total interest-earning assets	506,747	31,644	6.24	478,703	33,945	7.09	458,942	35,605	7.76
Non-interest-earning assets	11,735			9,052			9,600		
Total assets	$518,482			$487,755			$468,542		
Interest-bearing liabilities:									
Deposits	$340,535	9,505	2.79	$317,227	12,344	3.89	$314,020	16,421	5.23
FHLB advances and other borrowings	128,519	6,891	5.36	126,053	7,089	5.62	113,546	7,115	6.27
Total interest-bearing liabilities	469,054	16,396	3.50	443,280	19,433	4.38	427,566	23,536	5.50
Non-interest-bearing liabilities	6,771			5,983			5,524		
Total liabilities	475,825			449,263			433,090		
Shareholders' equity	42,657			38,492			35,452		
Total liabilities and shareholders' equity	$518,482			$487,755			$468,542		
Net interest income/Interest rate spread		$15,248	2.74%		$14,512	2.71%		$12,069	2.26%
Net interest margin (net interest income as a percent of average interest-earning assets)			3.01%			3.03%			2.63%
Average interest-earning assets to interest-bearing liabilities			108.04%			107.99%			107.34%

(1) Includes loans held for sale and nonaccrual loans, net of the allowance for loan losses.

Rate/Volume Table

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected Winton Financial's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

	Year ended September 30,					
	2003 vs. 2002 Increase (decrease) due to			2002 vs. 2001 Increase (decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)					
Interest income attributable to:						
Loans receivable [1]	$1,155	$(3,315)	$(2,160)	$1,750	$(2,550)	$ (800)
Mortgage-backed securities	16	(18)	(2)	(216)	(158)	(374)
Investment securities	75	(229)	(154)	(168)	(176)	(344)
Other interest-earning assets [2]	215	(200)	15	202	(344)	(142)
Total interest income	1,461	(3,762)	(2,301)	1,568	(3,228)	(1,660)
Interest expense attributable to:						
Deposits	854	(3,693)	(2,839)	166	(4,243)	(4,077)
Borrowings	137	(335)	(198)	742	(768)	(26)
Total interest expense	991	(4,028)	(3,037)	908	(5,011)	(4,103)
Increase in net interest income	$ 470	$ 266	$ 736	$ 660	$ 1,783	$2,443

(1) Includes loans held for sale.

(2) Includes interest-bearing deposits.

Asset/Liability Management

Winton Financial's earnings depend primarily upon its net interest income, which is the difference between its interest income on interest-earning assets, such as mortgage loans, investment securities and mortgage-backed securities, and its interest expense paid on interest-bearing liabilities, consisting of deposits and borrowings. As market interest rates change, asset yields and liability costs do not change simultaneously. Due to maturity, repricing and timing differences between interest-earning assets and interest-bearing liabilities, Winton Financial's earnings will be affected differently under various interest rate scenarios. Management believes that the steps which Winton Financial has taken in asset/liability management may reduce the overall vulnerability of Winton Financial's interest rate risk. Winton Financial's principal financial objective is to enhance long-term profitability while reducing exposure to increases in interest rates. To accomplish this objective, Winton Financial has formulated an asset and liability management policy, the principal elements of which are (1) to emphasize the origination of adjustable-rate mortgage loans, (2) to meet the consumer preference for fixed-rate loans in periods of low interest rates by selling the preponderance of such loans in the secondary market, and (3) to lengthen the maturities of liabilities to the extent practicable by marketing longer term certificates of deposit. In order to better compete for deposits, however, Winton Savings has offered market-sensitive certificates of deposit, which result in increased interest expense in rising rate environments. Because interest-rate-sensitive liabilities continue to exceed interest-rate-sensitive assets, Winton Savings would be negatively affected by a rising or protracted high interest rate environment and would be beneficially affected by a declining interest rate environment. At September 30, 2003, approximately $161.4 million, or 30.3%, of Winton Savings' portfolio of interest-earning assets had adjustable rates.

The management and Board of Directors of Winton Savings attempt to manage Winton Savings' exposure to interest rate risk (the sensitivity of an institution's earnings and net asset values to changes in interest rates) in a manner to maintain the market value of portfolio equity within the limits established by the Board of Directors, assuming a permanent and instantaneous parallel shift in interest rates. As a part of its effort to monitor its interest rate risk, Winton Savings utilizes the "net portfolio value" ("NPV") methodology to assess its exposure to interest rate risk. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from theoretical 100 basis point (100 basis points equals 1%) incremental changes in market interest rates.

The following tables express an analysis of interest rate risk as measured by the change in the NPV ratio for instantaneous and sustained parallel shifts of 100-300 basis points in market interest rates.

Change in interest rate (Basis Points)	Board limit NPV Ratio (1) not less than	September 30, 2003 NPV Ratio	September 30, 2002 NPV Ratio
+300	4.00%	4.14%	7.40%
+200	6.00	6.05	8.42
+100	6.50	7.93	9.27
-	7.00	9.79	9.71
-100	7.50	10.64	9.77
-200 (2)	8.00	N/A	N/A
-300 (2)	8.50	N/A	N/A

(1) NPV Ratio represents the net portfolio value divided by the present value of assets.

(2) Not meaningful because some market rates would compute at a rate less than zero.

Asset/Liability Management (continued)

As illustrated in the table, the Company's NPV is more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. Thus, in a rising interest rate environment, the amount of interest Winton Savings would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest Winton Savings would pay on its deposits would increase rapidly because Winton Savings' deposits generally have shorter periods to repricing.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities, and early withdrawal levels from certificates of deposit, would likely deviate significantly from those assumed in making the risk calculations.

In the event that interest rates rise, Winton Savings' net interest income could be expected to be negatively affected. Moreover, rising interest rates could negatively affect Winton Savings' earnings due to diminished loan demand.

Liquidity and Capital Resources

Winton Savings, like other financial institutions, is required under applicable federal regulations to maintain sufficient funds to meet deposit withdrawals, loan commitments and expenses. Liquid assets consist of cash and interest bearing deposits in other financial institutions, investments and mortgage-backed securities. Management monitors and assesses liquidity needs daily in order to meet deposit withdrawals, loan commitments and expenses.

The primary sources of funds include deposits, borrowings, principal and interest repayments on loans and proceeds from the sale of mortgage loans. The Company's first preference is to fund liquidity needs with core deposits, if available, in the marketplace. Core deposits include non-interest bearing and interest-bearing retail deposits. Other funding sources included Federal Home Loan Bank advances and brokered deposits through the capital markets.

Liquidity and Capital Resources (continued)

The following table sets forth information regarding the Corporation's obligations and commitments to make future payments under contract as of September 30, 2003.

	Payments due by period				
	Less than 1 year	1-3 years	3-5 years (In thousands)	More than 5 years	Total
Contractual obligations:					
Operating lease obligations	$ 320	$ 450	$ 248	$ 21	$ 1,039
Contracts to purchase office premises	476	-	-	-	476
Advances from the Federal Home Loan Bank and other borrowings	38,021	48,000	21,500	31,091	138,612
Certificates of deposit	113,907	107,373	19,036	22	240,338
Amount of commitments expiration per period					
Loans commitments to originate:					
Home equity lines of credit	23,873	-	-	-	23,873
Commercial lines of credit	4,855	-	-	-	4,855
One- to four-family and multi-family loans	42,229	-	-	-	42,229
Non-residential real estate and land loans	5,398	-	-	-	5,398
Commitments to sell loans in the secondary market	(13,731)	-	-	-	(13,731)
Total contractual obligations	**$215,348**	**$155,823**	**$40,784**	**$31,134**	**$443,089**

The Company's liquidity, represented by cash and cash-equivalents, is a function of its operating, investing and financing activities. These activities are summarized below for the periods indicated.

	For the year ended September 30,		
	2003	2002 (In thousands)	2001
Net earnings	$ 5,706	$ 5,023	$3,855
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities	22,539	(23,306)	(2,823)
Net cash provided by (used in) operating activities	28,245	(18,283)	1,032
Net cash used in investing activities	(63,390)	(2,352)	(2,433)
Net cash provided by financing activities	32,676	26,991	4,987
Net increase (decrease) in cash and cash equivalents	(2,469)	6,356	3,586
Cash and cash equivalents at beginning of year	11,965	5,609	2,023
Cash and cash equivalents at end of year	**$ 9,496**	**$11,965**	**$5,609**

Liquidity and Capital Resources (continued)

Winton Financial believes that the Company's liquidity posture at September 30, 2003, is adequate to meet outstanding loan commitments and other cash requirements.

Winton Savings is subject to minimum capital standards promulgated by the OTS. Such capital standards generally require the maintenance of regulatory capital sufficient to meet each of the following three requirements: the tangible capital requirement, the core capital requirement and the risk-based capital requirement. At September 30, 2003, Winton Savings' tangible capital of $45.0 million, or 8.3% of adjusted total assets, exceeded the 1.5% requirement by $36.9 million; its core capital of $45.0 million, or 8.3% of adjusted total assets, exceeded the minimum 4.0% requirement by $23.3 million; and its risk-based capital of $47.3 million, or 11.8% of risk-weighted assets, exceeded the 8% requirement by $15.2 million.

[THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Winton Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Winton Financial Corporation as of September 30, 2003 and 2002, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the years in the three year period ended September 30, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Winton Financial Corporation as of September 30, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Cincinnati, Ohio
October 30, 2003

Winton Financial Corporation

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

ASSETS	September 30, 2003	September 30, 2002
	(In thousands)	
Cash and due from banks	$ 1,848	$ 1,263
Interest-bearing deposits in other financial institutions	7,648	10,702
Cash and cash equivalents	9,496	11,965
Investment securities available for sale - at market	21,466	13,095
Mortgage-backed securities available for sale - at market	2,103	197
Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $4,204 and $5,685 at September 30, 2003 and 2002, respectively	4,269	5,761
Loans receivable - net	481,364	428,367
Loans held for sale - at lower of cost or market	6,116	28,610
Office premises and equipment - at depreciated cost	6,131	3,571
Real estate acquired through foreclosure	846	2,462
Federal Home Loan Bank stock - at cost	8,156	7,828
Accrued interest receivable	2,571	2,867
Prepaid expenses and other assets	786	523
Intangible assets - net of amortization	97	158
Prepaid federal income taxes	501	297
Total assets	**$543,902**	**$505,701**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits	$354,296	$332,995
Advances from the Federal Home Loan Bank	136,612	124,427
Other borrowed money	2,000	2,000
Accounts payable on mortgage loans serviced for others	401	675
Advance payments by borrowers for taxes and insurance	2,433	1,830
Other liabilities	2,459	2,091
Deferred federal income taxes	1,479	1,667
Total liabilities	499,680	465,685
Commitments	-	-
Shareholders' equity		
Preferred stock - 2,000,000 shares without par value authorized; no shares issued	-	-
Common stock - 18,000,000 shares without par value authorized; 4,592,884 and 4,465,054 shares issued at September 30, 2003 and 2002, respectively	-	-
Additional paid-in capital	11,285	10,321
Retained earnings	33,213	29,360
Treasury stock - 40,300 and 500 shares at September 30, 2003 and 2002, respectively - at cost	(529)	(5)
Accumulated comprehensive income, unrealized gains on securities designated as available for sale, net of related tax effects	253	340
Total shareholders' equity	44,222	40,016
Total liabilities and shareholders' equity	**$543,902**	**$505,701**

The accompanying notes are an integral part of these statements.

Winton Financial Corporation

CONSOLIDATED STATEMENTS OF EARNINGS

	Year ended September 30,		
	2003	2002	2001
	(In thousands, except share data)		
Interest income			
Loans	$30,456	$32,616	$33,416
Mortgage-backed securities	277	279	653
Investment securities	462	616	960
Interest-bearing deposits and other	449	434	576
Total interest income	31,644	33,945	35,605
Interest expense			
Deposits	9,505	12,344	16,421
Borrowings	6,891	7,089	7,115
Total interest expense	16,396	19,433	23,536
Net interest income	15,248	14,512	12,069
Provision for losses on loans	605	1,260	300
Net interest income after provision for losses on loans	14,643	13,252	11,769
Other income			
Mortgage banking income	3,283	2,311	1,412
Gain on sale of investment and mortgage-backed securities designated as available for sale	97	264	239
Gain on sale of office premises	282	-	-
Gain on sale of deposits	-	250	-
Loss on sale of real estate acquired through foreclosure	(24)	(11)	-
Other operating	777	665	665
Total other income	4,415	3,479	2,316
General, administrative and other expense			
Employee compensation and benefits	5,842	5,211	4,556
Occupancy and equipment	1,348	1,082	1,135
Franchise taxes	440	383	375
Amortization of intangible assets	61	61	61
Advertising	298	286	200
Data processing	446	423	411
Other operating	2,128	1,739	1,555
Total general, administrative and other expense	10,563	9,185	8,293
Earnings before income taxes	8,495	7,546	5,792
Federal income taxes			
Current	2,933	2,472	1,941
Deferred	(144)	51	(4)
Total federal income taxes	2,789	2,523	1,937
NET EARNINGS	**$5,706**	**$5,023**	**$3,855**
EARNINGS PER SHARE			
Basic	**$1.27**	**$1.13**	**$.87**
Diluted	**$1.23**	**$1.10**	**$.85**

The accompanying notes are an integral part of these statements.

Winton Financial Corporation

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended September 30, 2003	2002	2001
	(In thousands)		
Net earnings	$5,706	$5,023	$3,855
Other comprehensive income (loss), net of tax:			
Unrealized holding gains (losses) on securities during the period, net of taxes (benefits) of $(12), $(25) and $144 in 2003, 2002 and 2001, respectively	(23)	(49)	280
Reclassification adjustment for realized gains included in earnings, net of taxes of $33, $90 and $81 in 2003, 2002 and 2001, respectively	(64)	(174)	(158)
Comprehensive income	**$5,619**	**$4,800**	**$3,977**
Accumulated comprehensive income	**$ 253**	**$ 340**	**$ 563**

The accompanying notes are an integral part of these statements.

Winton Financial Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Unrealized gains on securities available for sale	Total
			(In thousands, except share data)			
Balance at October 1, 2000	$-	$ 9,972	$23,593	$-	$441	$34,006
Proceeds from exercise of stock options	-	170	-	-	-	170
Net earnings for the year ended September 30, 2001	-	-	3,855	-	-	3,855
Unrealized gains on securities designated as available for sale, net of related tax effects	-	-	-	-	122	122
Cash dividends of $.33 per share	-	-	(1,463)	-	-	(1,463)
Balance at September 30, 2001	-	10,142	25,985	-	563	36,690
Proceeds from exercise of stock options	-	179	-	-	-	179
Purchase of treasury shares	-	-	-	(5)	-	(5)
Net earnings for the year ended September 30, 2002	-	-	5,023	-	-	5,023
Unrealized losses on securities designated as available for sale, net of related tax effects	-	-	-	-	(223)	(223)
Cash dividends of $.37 per share	-	-	(1,648)	-	-	(1,648)
Balance at September 30, 2002	-	10,321	29,360	(5)	340	40,016
Proceeds from exercise of stock options	-	964	-	-	-	964
Purchase of treasury shares	-	-	-	(524)	-	(524)
Net earnings for the year ended September 30, 2003	-	-	5,706	-	-	5,706
Unrealized losses on securities designated as available for sale, net of related tax effects	-	-	-	-	(87)	(87)
Cash dividends of $.41 per share	-	-	(1,853)	-	-	(1,853)
Balance at September 30, 2003	$-	$11,285	$33,213	$(529)	$253	$44,222

The accompanying notes are an integral part of these statements.

Winton Financial Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30, 2003	2002	2001
		(In thousands)	
Cash flows from operating activities:			
Net earnings for the year	$ 5,706	$ 5,023	$ 3,855
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Amortization of premiums and discounts on investments and mortgage-backed securities - net	65	87	83
Amortization of deferred loan origination fees	(199)	(188)	(82)
Depreciation and amortization	471	433	457
Amortization of intangible assets	61	61	61
Gain on sale of office premises	(282)	-	-
Gain on sale of deposits	-	(250)	-
Gain on sale of investment and mortgage-backed securities designated as available for sale	(97)	(264)	(239)
Loss on sale of real estate acquired through foreclosure	24	11	-
Provision for losses on loans	605	1,260	300
Gain on sale of mortgage loans	(3,217)	(1,936)	(1,159)
Loans disbursed for sale in the secondary market	(227,786)	(148,445)	(105,264)
Proceeds from sale of loans in the secondary market	253,497	125,610	104,127
Federal Home Loan Bank stock dividends	(328)	(370)	(517)
Increase (decrease) in cash due to changes in:			
Accrued interest receivable	296	338	40
Prepaid expenses and other assets	(263)	144	(165)
Accounts payable on mortgage loans serviced for others	(274)	(7)	(104)
Other liabilities	314	521	(108)
Federal income taxes			
Current	(204)	(362)	(249)
Deferred	(144)	51	(4)
Net cash provided by (used in) operating activities	28,245	(18,283)	1,032
Cash flows provided by (used in) investing activities:			
Proceeds from maturity of investment securities	11,315	6,675	9,650
Proceeds from sale of investment securities designated as available for sale	3,622	5,179	11,088
Purchase of investment securities designated as available for sale	(23,395)	(10,815)	(14,590)
Proceeds from sale of mortgage-backed securities designated as available for sale	-	1,927	-
Principal repayments on mortgage-backed securities	1,574	2,310	5,274
Purchase of mortgage-backed securities designated as available for sale	(2,000)	(1,917)	-
Purchase of mortgage-backed securities designated as held to maturity	-	(1,013)	-
Loan principal repayments	227,155	161,748	118,004
Loan disbursements	(283,634)	(166,841)	(131,829)
Proceeds from sale of loan participations	3,029	1,100	-
Purchase and renovation of office premises and equipment	(3,260)	(739)	(268)
Proceeds from sale of office premises and equipment	529	-	-
Proceeds from sale of real estate acquired through foreclosure	1,847	34	241
Additions to real estate acquired through foreclosure	(172)	-	(3)
Net cash used in investing activities	(63,390)	(2,352)	(2,433)
Net cash used in operating and investing activities (balance carried forward)	(35,145)	(20,635)	(1,401)

Winton Financial Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended September 30, 2003	2002	2001
		(In thousands)	
Net cash used in operating and investing activities (balance brought forward)	$(35,145)	$(20,635)	$ (1,401)
Cash flows provided by (used in) financing activities:			
Net increase in deposit accounts, including purchased deposits	21,301	24,091	7,071
Sale of deposit accounts	-	(7,806)	-
Proceeds from Federal Home Loan Bank advances and other borrowings	64,000	95,500	67,000
Repayment of Federal Home Loan Bank advances	(51,815)	(83,741)	(68,052)
Advances by borrowers for taxes and insurance	603	421	261
Proceeds from exercise of stock options	964	179	170
Dividends paid on common stock	(1,853)	(1,648)	(1,463)
Purchase of treasury shares	(524)	(5)	-
Net cash provided by financing activities	32,676	26,991	4,987
Net increase (decrease) in cash and cash equivalents	(2,469)	6,356	3,586
Cash and cash equivalents at beginning of year	11,965	5,609	2,023
Cash and cash equivalents at end of year	$ 9,496	$ 11,965	$ 5,609
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Federal income taxes	$ 2,882	$ 2,792	$ 1,870
Interest on deposits and borrowings	$16,395	$ 19,566	$23,602
Supplemental disclosure of noncash investing activities:			
Transfers from loans to real estate acquired through foreclosure	$ 47	$ 2,039	$ 26
Issuance of mortgage loans upon sale of real estate acquired through foreclosure	$ 1,307	$ 50	$ 171
Unrealized gains (losses) on securities designated as available for sale, net of related tax effects	$ (87)	$ (223)	$ 122
Recognition of mortgage servicing rights in accordance with SFAS No. 140	$ 334	$ 364	$ 84
Transfer of investment securities held to maturity to an available for sale classification upon adoption of SFAS No. 133	$ -	$ -	$14,002

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Winton Financial Corporation ("Winton Financial" or the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of The Winton Savings and Loan Co. ("Winton Savings" or the "Company"). The Company conducts a general banking business in southwestern Ohio, which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Company's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Company can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

The financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of the significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1. Principles of Consolidation

The consolidated financial statements include the accounts of Winton Financial and its wholly-owned subsidiary, Winton Savings, and its wholly-owned subsidiary, Alpine Terrace II. During fiscal 2002, Winton Savings formed Alpine Terrace II for the purpose of marketing and selling certain real estate acquired through foreclosure. All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

2. Investment Securities and Mortgage-Backed Securities

The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to shareholders' equity. Investment and mortgage-backed securities are classified as held-to-maturity or available for sale upon acquisition.

Realized gains and losses on the sale of investment and mortgage-backed securities are recognized using the specific identification method.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3. Loans Receivable

Loans held in portfolio are stated at the principal amount outstanding, adjusted for deferred loan origination fees, the allowance for loan losses and premiums and discounts on loans purchased and sold. Premiums and discounts on loans purchased and sold are amortized and accreted to operations using the interest method over the average life of the underlying loans.

Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of principal is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loans. At September 30, 2003 and 2002, loans held for sale were carried at cost.

Winton Savings accounts for mortgage servicing rights pursuant to the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that Winton Savings recognize as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to mortgage servicing rights.

SFAS No. 140 requires that capitalized mortgage servicing rights be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Company, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources, including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

The Company recorded amortization related to mortgage servicing rights totaling approximately $539,000, $299,000 and $164,000 for the years ended September 30, 2003, 2002 and 2001, respectively. At September 30, 2003, the fair value and carrying value of the Company's mortgage servicing rights totaled approximately $660,000 and $519,000, respectively. At September 30, 2002, the fair value and carrying value of the Company's mortgage servicing rights totaled approximately $923,000 and $724,000, respectively.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

4. Loan Origination and Commitment Fees

The Company accounts for loan origination fees in accordance with the provisions of SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Company's experience with similar commitments, are deferred and amortized over the life of the related loan using the interest method. Fees for other commitments are deferred and amortized over the loan commitment period on a straight-line basis.

5. Allowance for Loan Losses

It is the Company's policy to provide valuation allowances for estimated losses on loans based on past loss experience, current trends in the level of delinquent and problem loans, loan concentrations to single borrowers, changes in the composition of the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in its primary lending areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Company records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans, including development projects, and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Company's investment in nonresidential and multi-family residential real estate loans, and its evaluation of impairment thereof, such loans are generally collateral dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

At September 30, 2003 and 2002, the Company had no loans that would be defined as impaired under SFAS No. 114.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

6. Office Premises and Equipment

Office premises and equipment are carried at cost, net of accumulated depreciation, and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be thirty to forty years for buildings, five to fifteen years for building improvements and three to fifteen years for furniture and equipment. An accelerated depreciation method is used for tax reporting purposes.

7. Real Estate Acquired through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are considered. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

8. Federal Income Taxes

The Corporation accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

Deferral of income taxes results primarily from different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, mortgage servicing rights, the general loan loss allowance and the percentage of earnings bad debt deduction. Additionally, a temporary difference is recognized for depreciation utilizing accelerated methods for federal income tax purposes.

9. Amortization of Intangible Assets

Intangible assets arising from the acquisition of deposits from another financial institution are being amortized on the straight-line method over a ten-year period.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

10. Employee Benefit Plans

The Company has a contributory 401(k) profit sharing plan covering all employees who have attained the age of 21 and have completed six months of service. Contributions to the plan are voluntary and are matched at the discretion of the Board of Directors. Contributions to the plan by the Company totaled $314,000, $126,000 and $42,000 for the years ended September 30, 2003, 2002 and 2001, respectively.

The Corporation had an Employee Stock Ownership Plan ("ESOP") which provided retirement benefits for substantially all employees who had completed one year of service. Contributions of $137,000 and $90,000 were made to the ESOP for the years ended September 30, 2002 and 2001, respectively. Effective February 28, 2002, the ESOP was merged into the Company's 401(k) profit sharing plan.

11. Earnings Per Share

Basic earnings per common share is computed based upon the weighted-average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under the Company's stock option plans. The computations are as follows:

	For the years ended September 30,		
	2003	**2002**	**2001**
Weighted-average common shares outstanding (basic)	4,506,995	4,451,737	4,429,603
Dilutive effect of assumed exercise of stock options	123,360	116,216	103,241
Weighted-average common shares outstanding (diluted)	**4,630,355**	**4,567,953**	**4,532,844**

Options to purchase 125,500, 185,500 and 303,500 shares of common stock with a respective weighted-average exercise price of $13.25, $12.53 and $11.17 were outstanding at September 30, 2003, 2002 and 2001, respectively, but were excluded from the computation of common share equivalents for those respective years because the exercise prices were greater than the average market price of common shares.

12. Stock Option Plans

Shareholders of the Corporation have approved stock option plans that provide for the issuance of up to 1,498,165 shares of authorized but unissued shares of common stock to be granted at the discretion of the Board of Directors at the fair value at the date of grant. Under the 1988 Stock Option Plan, 649,680 common shares were reserved for issuance to directors, officers, and key employees of the Corporation and Winton Savings. Additional options may not be granted under the 1988 Plan. At September 30, 2003, 285,630 options under the 1988 Plan were subject to exercise at the discretion of the grantees through fiscal 2008. The 1999 Stock Option Plan reserved 401,530 common shares for issuance to directors, officers, and key employees of the Corporation and Winton Savings. At September 30, 2003, 388,500 options under the 1999 Plan were subject to exercise at the discretion of the grantees through fiscal 2010, while 6,030 options were ungranted. The 2003 Stock Option Plan reserved 446,955 common shares for issuance to directors, officers and key employers of the Corporation and Winton Savings. No options under the 2003 plan were granted as of September 30, 2003.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

12. Stock Option Plans (continued)

The Corporation accounts for its stock option plans in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits companies to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plans. Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reported at the pro-forma amounts indicated below:

		2003	2002	2001
Net earnings (In thousands)	As reported	$5,706	$5,023	$3,855
	Stock-based compensation, net of tax	-	-	(302)
	Pro-forma	**$5,706**	**$5,023**	**$3,553**
Earnings per share				
Basic	As reported	$1.27	$1.13	$.87
	Stock-based compensation, net of tax	-	-	(.07)
	Pro-forma	**$1.27**	**$1.13**	**$.80**
Diluted	As reported	$1.23	$1.10	$.85
	Stock-based compensation, net of tax	-	-	(.07)
	Pro-forma	**$1.23**	**$1.10**	**$.78**

The fair value of each option grant was estimated on the date of grant using the modified Black-Scholes options-pricing model. The following assumptions were used for grants in fiscal 2001: dividend yield of 3.60%, expected volatility of 54.8%, risk-free interest rate of 3.00% and an expected life of ten years.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

12. Stock Option Plans (continued)

A summary of the status of the Corporation's stock option plans as of September 30, 2003, 2002 and 2001, and changes during the years ended on those dates is presented below:

	2003		2002		2001	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	801,960	$8.33	831,000	$ 8.23	743,000	$ 8.11
Granted	-	-	-	-	124,000	8.75
Exercised	(127,830)	5.41	(27,040)	5.00	(26,000)	5.72
Forfeited	-	-	(2,000)	10.06	(10,000)	11.98
Outstanding at end of year	674,130	$8.86	801,960	$ 8.33	831,000	$ 8.23
Options exercisable at year-end	674,130	$8.86	801,960	$ 8.33	831,000	$ 8.23
Weighted-average fair value of options granted during the year		$ -		$ -		$ 3.68

The following information applies to options outstanding at September 30, 2003:

Number outstanding	255,630
Range of exercise prices	$5.00 - $6.75
Number outstanding	418,500
Range of exercise prices	$8.75 - $13.25
Weighted-average exercise price	$8.86
Weighted-average remaining contractual life	5.1 years

13. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits due from other financial institutions with original maturities of less than ninety days.

14. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. When quoted market prices are not available for financial instruments, fair values are based on estimates using present value and other valuation methods.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

14. Fair Value of Financial Instruments (continued)

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 2003 and 2002:

Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits: The fair value of NOW accounts, passbook and club accounts, advance payments and amounts due on loans serviced for others are deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank and other borrowed money: The fair value of these borrowings is estimated using the interest rates currently offered for borrowings of similar remaining maturities or, when available, quoted market prices.

Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at September 30, 2003 and 2002, was not material.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

14. Fair Value of Financial Instruments (continued)

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at September 30:

	2003		2002	
	Carrying value	Fair value	Carrying value	Fair value
	(In thousands)			
Financial assets				
Cash and cash equivalents	$ 9,496	$ 9,496	$ 11,965	$ 11,965
Investment securities designated as available for sale	21,466	21,466	13,095	13,095
Mortgage-backed securities designated as available for sale	2,103	2,103	197	197
Mortgage-backed securities held to maturity	4,269	4,204	5,761	5,685
Loans receivable - net	487,480	503,510	456,977	471,305
Federal Home Loan Bank stock	8,156	8,156	7,828	7,828
	$532,970	$548,935	$495,823	$510,075
Financial liabilities				
Deposits	$354,296	$361,141	$332,995	$338,772
Advances from Federal Home Loan Bank and other borrowed money	138,612	147,088	126,427	136,363
Advance payments and amounts due on loans serviced for others	2,834	2,834	2,505	2,505
	$495,742	$511,063	$461,927	$477,640

15. Advertising

Advertising costs are expensed when incurred.

16. Reclassifications

Certain prior year amounts have been reclassified to conform to the 2003 consolidated financial statement presentation.

17. Recent Accounting Developments

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity must recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

17. Recent Accounting Developments (continued)

estimates of cash flows to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. Management adopted SFAS No. 144 effective October 1, 2002, without material effect on the Corporation's financial condition or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Management adopted SFAS No. 146 effective January 1, 2003, without material effect on the Corporation's financial condition or results of operations.

In October 2002, the FASB issued SFAS No. 147, "Accounting for Certain Financial Institutions: An Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9," which removes acquisitions of financial institutions from the scope of SFAS No. 72, "Accounting for Certain Acquisitions of Banking and Thrift Institutions," except for transactions between mutual enterprises. Accordingly, the excess of the fair value of liabilities assumed over the fair value of tangible and intangible assets acquired in a business combination should be recognized and accounted for as goodwill in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets."

SFAS No. 147 also requires that the acquisition of a less-than-whole financial institution, such as a branch, be accounted for as a business combination if the transferred assets and activities constitute a business. Otherwise, the acquisition should be accounted for as the acquisition of net assets.

SFAS No. 147 also amends the scope of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include long-term customer relationship assets of financial institutions (including mutual enterprises) such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets.

The provisions of SFAS No. 147 related to unidentifiable intangible assets and the acquisition of a less-than-whole financial institution are effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to impairment of long-term customer relationship assets are effective October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets are effective on October 1, 2002, with earlier application permitted.

Management adopted SFAS No. 147 on October 1, 2002, without material effect on the Corporation's financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

17. Recent Accounting Developments (continued)

effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. Management adopted the disclosure provisions of SFAS No. 148 effective March 31, 2003, without material effect on the Corporation's financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. The Corporation has financial letters of credit which require the Corporation to make payment if the customer's financial condition deteriorates, as defined in the agreements. FIN 45 requires the Corporation to record an initial liability, generally equal to the fees received for these letters of credit when guaranteeing obligations. FIN 45 applies prospectively to letters of credit the Corporation issues or modifies subsequent to December 31, 2002.

The Corporation defines the initial fair value of these letters of credit as the fee received from the customer. The maximum potential undiscounted amounts of future payments of these letters of credit as of September 30, 2003 are $106,000 and they expire through January 2004. Amounts due under these letters of credit would be reduced by any proceeds that the Corporation would be able to obtain in liquidating the collateral for the loans, which varies depending on the customer.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Corporation adopted the disclosure provisions of FIN 46 effective January 31, 2003, without material effect on its financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which clarifies certain implementation issues raised by constituents and amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to include the conclusions reached by the FASB on certain FASB Staff Implementation Issues that, while inconsistent with Statement 133's conclusions, were considered by the Board to be preferable; amends SFAS No. 133's discussion of financial guarantee contracts and the application of the shortcut method to an interest-rate swap agreement that includes an embedded option and amends other pronouncements.

The guidance in SFAS No. 149 is effective for new contracts entered into or modified after June 30, 2003 and for hedging relationships designated after that date.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

17. Recent Accounting Developments (continued)

Management adopted SFAS No. 149 effective July 1, 2003, as required, without material effect on the Corporation's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS No. 150 requires an issuer to classify certain financial instruments as liabilities, including mandatorily redeemable preferred and common stocks.

SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003 (July 1, 2003 as to the Corporation). The effect of adopting SFAS No. 150 must be recognized as a cumulative effect of an accounting change as of the beginning of the period of adoption. Restatement of prior periods is not permitted. Management adopted SFAS No. 150 effective July 1, 2003, as required, without material effect on the Corporation's financial position or results of operations.

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES

Amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at September 30 are summarized as follows:

	2003			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Available for sale:				
U.S. Government and agency obligations	$ 8,046	$ 58	$ (1)	$ 8,103
Corporate equity securities	209	397	-	606
Municipal bonds	12,850	119	(212)	12,757
Total investment securities	**$21,105**	**$574**	**$(213)**	**$21,466**

	2002			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Available for sale:				
U.S. Government and agency obligations	$12,375	$162	$-	$12,537
Corporate equity securities	209	349	-	558
Total investment securities	**$12,584**	**$511**	**$-**	**$13,095**

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

The amortized cost and estimated fair value of U.S. Government and agency obligations and municipal bonds at September 30, 2003 and 2002, by term to maturity are shown below.

	2003		2002	
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value
	(In thousands)			
Due in one year or less	$ 4,025	$ 4,033	$ 5,315	$ 5,348
Due in one to three years	3,020	3,059	6,060	6,180
Due in three to five years	421	430	1,000	1,009
Due in five to ten years	8,978	8,993	-	-
Due after ten years	4,452	4,345	-	-
	$20,896	$20,860	$12,375	$12,537

At September 30, 2003, investment securities with a carrying value of $2.0 million were pledged to secure public deposits.

Proceeds from sales of investment securities totaled $3.6 million, $5.2 million and $11.1 million in fiscal 2003, 2002 and 2001, respectively, resulting in gross realized gains of $97,000, $254,000 and $239,000 in those respective years.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at September 30, 2003 and 2002, are shown below.

	2003			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Held to maturity:				
Federal Home Loan Mortgage Corporation Participation certificates	$1,643	$-	$ (39)	$1,604
Government National Mortgage Association Participation certificates	151	2	-	153
Federal National Mortgage Association Participation certificates	2,287	2	(30)	2,259
Residential Funding Corporation Collateralized mortgage obligations	188	-	-	188
Total mortgage-backed securities held to maturity	4,269	4	(69)	4,204
Available for sale:				
Government National Mortgage Association Participation certificates	137	1	-	138
Federal National Mortgage Association Participation certificates	1,944	21	-	1,965
Total mortgage-backed securities available for sale	2,081	22	-	2,103
Total mortgage-backed securities	$6,350	$ 26	$ (69)	$6,307

NOTE B - INVESTMENT AND MORTGAGE-BACKED SECURITIES (continued)

	2002			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Held to maturity:				
Federal Home Loan Mortgage Corporation				
Participation certificates	$2,240	$-	$ (48)	$2,192
Government National Mortgage Association				
Participation certificates	240	7	(1)	246
Federal National Mortgage Association				
Participation certificates	2,953	2	(35)	2,920
Collateralized mortgage obligations	140	-	(1)	139
Residential Funding Corporation				
Collateralized mortgage obligations	188	-	-	188
Total mortgage-backed securities held to maturity	5,761	9	(85)	5,685
Available for sale:				
Government National Mortgage Association				
Participation certificates	193	4	-	197
Total mortgage-backed securities	**$5,954**	**$13**	**$(85)**	**$5,882**

The amortized cost of mortgage-backed securities, including those designated as available for sale, by contractual terms to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

	September 30, 2003	September 30, 2002
	(In thousands)	
Due within three years	$ 33	$ 45
Due after three years through five years	-	5
Due after five years through ten years	48	74
Due after ten years through twenty years	3,289	3,244
Due after twenty years	2,980	2,586
	$6,350	**$5,954**

Mortgage-backed securities with a carrying value of $693,000 were pledged to secure public deposits at September 30, 2003.

Proceeds from sales of mortgage-backed securities totaled $1.9 million in fiscal 2002, resulting in a gross realized gain of $10,000. There were no sales of mortgage-backed securities in either fiscal 2003 or fiscal 2001.

NOTE C - LOANS RECEIVABLE

The composition of the loan portfolio at September 30 is as follows:

	2003	2002
	(In thousands)	
Residential real estate		
One- to four-family	$283,998	$219,996
Multi-family	76,552	80,523
Construction	30,002	25,365
Nonresidential real estate and land	97,015	100,798
Nonresidential construction	3,644	6,581
Consumer and other	10,096	12,179
	501,307	445,442
Less:		
Undisbursed portion of loans in process	17,134	14,616
Deferred loan origination fees	544	609
Allowance for loan losses	2,265	1,850
	$481,364	**$428,367**

The Company's lending efforts have historically focused on one- to four-family residential and multi-family residential real estate loans, which comprise approximately $373.4 million, or 78%, and $311.3 million, or 73%, of the total loan portfolio at September 30, 2003 and 2002, respectively. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Company with adequate collateral coverage in the event of default. Nevertheless, the Company, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Company's primary lending area are presently stable.

As discussed previously, the Company has sold whole loans and participating interests in loans in the secondary market, periodically retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $87.7 million and $123.0 million at September 30, 2003 and 2002, respectively. At September 30, 2003, loans sold with recourse totaled $56.3 million, of which $54.6 million have a remaining recourse term of less than one year.

NOTE D - ALLOWANCE FOR LOAN LOSSES

The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

	2003	2002	2001
		(In thousands)	
Beginning balance	$1,850	$1,194	$1,000
Provision for losses on loans	605	1,260	300
Charge-off of loans	(242)	(670)	(124)
Recoveries of loan losses	52	66	18
Ending balance	**$2,265**	**$1,850**	**$1,194**

At September 30, 2003, the Company's allowance for loan losses was solely general in nature, which is includible as a component of regulatory risk-based capital.

Nonperforming loans at September 30, 2003, 2002 and 2001, totaled $3.8 million, $3.4 million and $2.7 million, respectively. Interest income that would have been recognized had nonperforming loans performed pursuant to contractual terms totaled approximately $146,000, $49,000 and $196,000 for the fiscal years ended September 30, 2003, 2002 and 2001, respectively.

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment is comprised of the following at September 30:

	2003	2002
	(In thousands)	
Land	$ 706	$ 597
Office buildings and improvements	5,028	3,107
Furniture, fixtures and equipment	4,818	4,094
Construction in process	174	466
	10,726	8,264
Less accumulated depreciation and amortization	4,595	4,693
	$ 6,131	**$3,571**

During fiscal 2002, the Company began construction and remodeling projects for two office locations. The Company completed these projects in fiscal 2003 at a total cost of $1.7 million. During fiscal 2003, the Company began a remodeling project in order to relocate an existing branch to a more strategic location. The Company's commitment for future capital expenditures is approximately $476,000 and the new facility will open in fiscal 2004.

NOTE E - OFFICE PREMISES AND EQUIPMENT (continued)

The Company leases certain of its office locations and automobiles under operating lease agreements. At September 30, 2003, the Company's outstanding future lease obligations were as follows:

Year ended September 30,	(In thousands)
2004	$ 320
2005	240
2006	210
2007	176
2008 and thereafter	93
	$1,039

The Company recognized operating lease expense totaling $309,000, $177,000 and $200,000 for the fiscal years ended September 30, 2003, 2002 and 2001, respectively.

NOTE F - DEPOSITS

Deposits consist of the following major classifications at September 30:

Deposit type and weighted-average interest rate	2003	2002
	(In thousands)	
Checking accounts		
2003 - 0.56%	$ 38,375	
2002 - 0.66%		$ 34,299
Passbook and Club accounts		
2003 - 1.26%	75,583	
2002 - 1.63%		67,391
Total checking, passbook and club deposits	113,958	101,690
Certificates of deposit		
Original maturities of:		
12 months or less		
2003 - 1.89%	28,463	
2002 - 2.77%		29,927
More than 12 months through 36 months		
2003 - 2.91%	142,871	
2002 - 4.08%		137,574
More than 36 months		
2003 - 5.01%	31,087	
2002 - 5.81%		27,279
Individual Retirement and Keogh		
2003 - 3.47%	37,917	
2002 - 4.41%		36,525
Total certificates of deposit	240,338	231,305
Total deposit accounts	$354,296	$332,995

NOTE F - DEPOSITS (continued)

The Company had certificate of deposit accounts with balances equal to or in excess of $100,000 totaling $74.9 million and $65.1 million at September 30, 2003 and 2002, respectively.

Interest expense on deposits for the fiscal years ended September 30 is summarized as follows:

	2003	2002 (In thousands)	2001
Passbook and money market deposit accounts	$ 985	$ 1,332	$ 1,819
NOW accounts	195	193	240
Certificates of deposit	8,325	10,819	14,362
	$9,505	$12,344	$16,421

Maturities of outstanding certificates of deposit at September 30 are summarized as follows:

	2003	2002
	(In thousands)	
Less than one year	$113,907	$159,550
One year to three years	107,373	53,927
More than three years	19,058	17,828
	$240,338	$231,305

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at September 30, 2003, by pledges of certain residential mortgage loans totaling $184.4 million and the Company's investment in Federal Home Loan Bank stock, are summarized as follows:

Interest rate	Maturing fiscal year ending in	2003	2002
		(Dollars in thousands)	
1.27% - 6.71%	2003	$ -	$ 27,750
2.65% - 6.90%	2004	38,021	28,083
2.75% - 6.92%	2005	33,000	31,000
6.20% - 6.92%	2006	13,000	6,000
3.33% - 6.97%	2007	16,000	4,000
2.50% - 5.87%	Thereafter	36,591	27,594
		$136,612	$124,427
Weighted-average interest rate		4.93%	5.57%

NOTE H - OTHER BORROWED MONEY

Winton Financial has a $6.0 million line of credit with another financial institution, with interest payable at prime less 50 basis points. At September 30, 2003 and 2002, the Corporation had $2.0 million outstanding at an interest rate of 3.50% and 4.25%, respectively. This line of credit expires in the first quarter of fiscal 2006. The loan is secured by 162,420, or 40.0%, of Winton Financial's outstanding shares of Winton Savings.

NOTE I - FEDERAL INCOME TAXES

Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended September 30 as follows:

	2003	2002	2001
	(Dollars in thousands)		
Federal income taxes computed at statutory rate	$2,888	$2,566	$1,969
Increase (decrease) in taxes resulting from:			
Interest income on municipal loans and obligations of state and political subdivisions	(62)	-	-
Nondeductible expenses	9	12	13
Nontaxable dividend income	(4)	(4)	(6)
Low income housing investment tax credits	(42)	(42)	(42)
Other	-	(9)	3
Federal income tax provision per consolidated financial statements	**$2,789**	**$2,523**	**$1,937**
Effective tax rate	**32.8%**	**33.4%**	**33.4%**

The composition of the Corporation's net deferred tax liability at September 30 is as follows:

Taxes (payable) refundable on temporary differences at statutory rate:	2003	2002
	(In thousands)	
Deferred tax assets:		
General loan loss allowance	$ 770	$ 629
Reserve for uncollected interest	54	17
Amortization of intangible assets	58	25
Loans held for sale	48	-
Other	-	17
Total deferred tax assets	930	688
Deferred tax liabilities:		
Federal Home Loan Bank stock dividends	(1,327)	(1,216)
Difference between book and tax depreciation	(153)	(131)
Percentage of earnings bad debt deduction	(48)	(106)
Unrealized gains on securities designated as available for sale	(130)	(175)
Deferred loan origination costs	(552)	(478)
Mortgage servicing rights	(177)	(246)
Deferred gain on sale of real estate acquired through foreclosure	(18)	-
Other	(4)	(3)
Total deferred tax liabilities	(2,409)	(2,355)
Net deferred tax liability	**$(1,479)**	**$(1,667)**

NOTE I - FEDERAL INCOME TAXES (continued)

Prior to fiscal 1997, the Company was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. This percentage of earnings bad debt deduction had accumulated to approximately $1.8 million as of September 30, 2003. The amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $500,000 at September 30, 2003.

Winton Savings is required to recapture as taxable income approximately $1.0 million of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. Winton Savings has provided deferred taxes for this amount and began to amortize the recapture of the bad debt reserve into taxable income over a six-year period in fiscal 1999.

NOTE J - LOAN COMMITMENTS

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Company's involvement in such financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At September 30, 2003, the Company had total outstanding commitments of approximately $42.2 million to originate residential one- to four-family and multi-family real estate loans, of which $4.6 million were comprised of adjustable-rate loans at rates ranging from 3.625% to 6.875%, and $37.6 million were comprised of fixed-rate loans at rates ranging from 3.50% to 8.375%. The Company also had total outstanding commitments of approximately $5.4 million to originate nonresidential real estate and land loans, of which $2.3 million were comprised of fixed-rate loans ranging from 3.50% to 7.25%, and $3.1 million were comprised of adjustable rate loans at rates ranging from 4.00% to 6.75%. Additionally, the Company had unused lines of credit related to home equity loans and commercial loans totaling $23.9 million and $4.9 million, respectively. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of September 30, 2003, and such commitments have been underwritten on the same basis as that of the existing loan portfolio. Management believes that all loan commitments are able to be funded through cash flow from operations. Fees received in connection with these commitments have not been recognized in earnings.

The Company has an outstanding commitment to sell $13.7 million of loans in the secondary market at September 30, 2003.

NOTE K - REGULATORY CAPITAL

Winton Savings is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision ("OTS"). Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on Winton Savings' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Winton Savings must meet specific capital guidelines that involve quantitative measures of Winton Savings' assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Winton Savings' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 4.0% of adjusted total assets. The risk-based capital requirement currently provides for the maintenance of core capital plus general loan loss allowances equal to 8.0% of risk-weighted assets as of September 30, 2003. In computing risk-weighted assets, Winton Savings multiplies the value of each asset on its statement of financial condition by a defined risk-weighted factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

During fiscal 2003, the Company was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized," the Company must maintain minimum capital ratios as set forth in the following tables.

As of September 30, 2003 and 2002, management believes that the Company met all capital adequacy requirements to which it was subject.

As of September 30, 2003

	Actual		Required for capital adequacy purposes		Required to be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Tangible capital	$45,007	8.3%	≥$ 8,149	≥1.5%	≥$27,163	≥ 5.0%
Core capital	$45,007	8.3%	≥$21,730	≥4.0%	≥$32,596	≥ 6.0%
Risk-based capital	$47,272	11.8%	≥$32,060	≥8.0%	≥$40,075	≥10.0%

NOTE K - REGULATORY CAPITAL (continued)

	As of September 30, 2002					
	Actual		Required for capital adequacy purposes		Required to be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Tangible capital	$41,057	8.1%	≥$ 7,569	≥1.5%	≥$25,230	≥ 5.0%
Core capital	$41,057	8.1%	≥$20,184	≥4.0%	≥$30,276	≥ 6.0%
Risk-based capital	$42,907	12.0%	≥$28,728	≥8.0%	≥$35,910	≥10.0%

The Company's management believes that under the current regulatory capital regulations, the Company will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Company, such as increased interest rates or a downturn in the economy in the Company's market area, could adversely affect future earnings and consequently, the ability to meet future regulatory capital requirements.

NOTE L - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL CORPORATION

The following condensed financial statements summarize the financial position of the Corporation as of September 30, 2003 and 2002, and the results of its operations and its cash flows for each of the years ended September 30, 2003, 2002 and 2001.

Winton Financial Corporation
STATEMENTS OF FINANCIAL CONDITION
September 30,

ASSETS	2003	2002
	(In thousands)	
Cash	$ 667	$ 445
Investment in The Winton Savings and Loan Co.	45,147	41,396
Corporate equity securities - at fair value	606	559
Prepaid expenses and other assets	19	13
Prepaid federal income taxes	390	135
Total assets	**$46,829**	**$42,548**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Note payable	$ 2,000	$ 2,000
Accrued expenses and other liabilities	472	413
Deferred federal income taxes	135	119
Total liabilities	2,607	2,532
Shareholders' equity		
Additional paid-in capital	11,285	10,321
Retained earnings	33,213	29,360
Treasury stock - 40,300 and 500 shares respectively at September 30, 2003 and 2002 - at cost	(529)	(5)
Unrealized gains on securities designated as available for sale, net of related tax effects	253	340
Total shareholders' equity	44,222	40,016
Total liabilities and shareholders' equity	**$46,829**	**$42,548**

NOTE L - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL CORPORATION (continued)

Winton Financial Corporation
STATEMENTS OF EARNINGS
Year ended September 30,

	2003	2002 (In thousands)	2001
Revenue			
Interest and dividends on investments	$ 16	$ 16	$ 25
Gain on sale of investment securities	-	105	109
Dividends received from subsidiary	2,000	1,425	1,678
Equity in undistributed earnings of subsidiary	3,870	3,646	2,279
	5,886	5,192	4,091
Expenses			
General and administrative	180	169	236
Net earnings	**$5,706**	**$5,023**	**$3,855**

Winton Financial Corporation
STATEMENTS OF CASH FLOWS
Year ended September 30,

	2003	2002 (In thousands)	2001
Cash flows provided by (used in) operating activities:			
Net earnings for the year	$5,706	$5,023	$3,855
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Undistributed earnings of consolidated subsidiary	(3,870)	(3,646)	(2,279)
Gain on sale of investment securities	-	(105)	(109)
Increases (decreases) in cash due to changes in:			
Prepaid expenses and other assets	(6)	(4)	6
Prepaid federal income taxes	(255)	(43)	(21)
Other	60	47	8
Net cash provided by operating activities	1,635	1,272	1,460
Cash flows provided by (used in) investing activities:			
Purchase of investment securities	-	-	(145)
Proceeds from sale of investment securities	-	125	128
Net cash provided by (used in) investing activities	-	125	(17)
Cash flows provided by (used in) financing activities:			
Payment of dividends on common stock	(1,853)	(1,648)	(1,463)
Purchase of treasury shares	(524)	(5)	-
Proceeds from exercise of stock options	964	179	170
Net cash used in financing activities	(1,413)	(1,474)	(1,293)
Net increase (decrease) in cash and cash equivalents	222	(77)	150
Cash and cash equivalents at beginning of year	445	522	372
Cash and cash equivalents at end of year	**$ 667**	**$ 445**	**$ 522**

NOTE L - CONDENSED FINANCIAL STATEMENTS OF WINTON FINANCIAL CORPORATION (continued)

Winton Savings is subject to regulations imposed by the OTS regarding the amount of capital distributions payable by the Company to the Corporation. Generally, Winton Savings' payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During November 2003, Winton Savings applied for, and anticipates to receive, OTS approval to make up to $2.9 million in capital distributions during fiscal 2004.

NOTE M - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Corporation's quarterly results for the fiscal years ended September 30, 2003 and 2002. Certain amounts, as previously reported, have been reclassified to conform to the 2003 presentation.

	Three Months Ended			
	September 30,	June 30,	March 31,	December 31,
2003:	(In thousands, except per share data)			
Total interest income	$7,701	$7,786	$7,933	$8,224
Total interest expense	3,905	3,995	4,113	4,383
Net interest income	3,796	3,791	3,820	3,841
Provision for losses on loans	150	150	150	155
Other income	729	1,223	982	1,481
General, administrative and other expense	2,936	2,676	2,491	2,460
Earnings before income taxes	1,439	2,188	2,161	2,707
Federal income taxes	451	719	714	905
Net earnings	$ 988	$1,469	$1,447	$1,802
Earnings per share				
Basic	$.22	$.33	$.32	$.40
Diluted	$.21	$.32	$.31	$.39

NOTE M - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (continued)

		Three Months Ended		
	September 30,	June 30,	March 31,	December 31,
2002:	(In thousands, except per share data)			
Total interest income	$8,303	$8,659	$8,413	$8,570
Total interest expense	4,612	4,763	4,796	5,262
Net interest income	3,691	3,896	3,617	3,308
Provision for losses on loans	548	75	172	465
Other income	1,048	508	705	1,218
General, administrative and other expense	2,451	2,261	2,333	2,140
Earnings before income taxes	1,740	2,068	1,817	1,921
Federal income taxes	549	703	618	653
Net earnings	**$1,191**	**$1,365**	**$1,199**	**$1,268**
Earnings per share				
Basic	**$.27**	**$.30**	**$.27**	**$.29**
Diluted	**$.26**	**$.30**	**$.26**	**$.28**

NOTE N - SUBSEQUENT EVENT AND RELATED PARTY TRANSACTION

In October 2003, the Corporation entered into a stock purchase and redemption agreement with the estate of William J. Parchman, former chairman of Winton Financial Corporation, to purchase as treasury shares 77,330 shares of Winton Financial common stock. The transaction was consummated on October 31, 2003 at a total cost of $1.0 million.

Winton Financial Corporation

INVESTOR RELATIONS INFORMATION

SHAREHOLDER SERVICES. Provident Bank serves as primary transfer agent and as dividend disbursing agent for the common shares of Winton Financial. Communications regarding changes of address, transfer of shares, lost certificates and dividends should be sent to:

Provident Bank
Custody & Corporate Trust
309 Vine Street
654D
Cincinnati, Ohio 45202

MARKET SPECIALIST. Cohen Specialists L.L.C. serves as market specialists for Winton Financial's common shares.

ANNUAL REPORT. Designed by Curran and Connors, Inc. www.curran-connors.com

ANNUAL MEETING. The Annual Meeting of Shareholders of Winton Financial will be held on January 30, 2004, at 10:00 a.m. Eastern Standard Time, at Manor House Banquet and Conference Center, 7440 Mason-Montgomery Road, Cincinnati, Ohio, 45040.

REQUEST COPY OF FORM 10-K. A copy of Winton Financial's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon written request to:

Winton Financial Corporation
5511 Cheviot Road
Cincinnati, Ohio 45247
Attention: Gregory P. Niesen, Secretary/Treasurer

Visit us at www.wintonsavings.com, investor relations.

OFFICERS

WINTON FINANCIAL CORPORATION

Robert L. Bollin
President

Gregory J. Bollin
Vice President

Mary Ellen Lovett
Vice President

Jill M. Burke
Chief Financial Officer

Gregory P. Niesen
Secretary/Treasurer

THE WINTON SAVINGS AND LOAN CO.

Robert L. Bollin
President

Gregory J. Bollin
Executive Vice President

Mary Ellen Lovett
Senior Vice President/Savings

Jill M. Burke
Chief Financial Officer

Gregory P. Niesen
Secretary/Treasurer



WJP

WILLIAM J. PARCHMAN *(1919-2003)*

In Memoriam

Mr. William J. Parchman was a member of the Board of Directors of The Winton Savings & Loan Co. since 1947 and served as the Chairman of the Board of Winton Financial Corporation since 1996. He was the founder and president of Parchman & Oyler Realtors which, at its peak, was the largest residential real-estate broker in the Cincinnati, Ohio area.

Mr. Parchman's personal and professional contacts were instrumental to Winton's growth from a small west-side thrift to its current regional presence.

"Bill was the driving force in taking Winton public in 1988," remembered Robert L. Bollin, President of Winton Financial. "His long years of dedication to the company have been an inspiration to both the staff and his fellow Board members. His gentlemanly presence and abiding interest in the company will be sorely missed."

Besides his contributions to Winton, Mr. Parchman was an active and involved alumnus of the University of Cincinnati. He served on the Board of Directors of the Foundation of U.C. and its Alumni Association. Mr. Parchman was also involved with the Cincinnati Metropolitan Housing Authority and the YMCA. He also maintained a working farm where he pursued his avocation of raising Black Angus cattle.

www.wintonsavings.com

WINTON FINANCIAL CORPORATION
THE WINTON SAVINGS & LOAN CO.
5511 CHEVIOT ROAD
CINCINNATI, OHIO 45247